Eros International Plc reaches $100 million Adjusted EBITDA for Fiscal Year 2015

Digital strategy continues with 19 million registered users of ErosNow

Financial Highlights

Fourth Quarter Ended March 31, 2015

•	Revenues increased by 39.8% to $88.5 million, compared to $63.3 million in the prior year period
•	Currency comparable revenues increased by 40.7%
•	Adjusted EBITDA increased by 129.0% to $30.0 million, compared to $13.1 million in the prior year period
•	Net income increased by 203.1% to $19.4 million, compared to $6.4 million in the prior year period

Fiscal Year Ended March 31, 2015

•	Revenues increased by 20.7% to $284.2 million, compared to $235.5 million in fiscal 2014
•	Currency comparable revenues increased by 22.4%
•	Adjusted EBITDA increased by 26.2% to $101.2 million, compared to $80.2 million in fiscal 2014
•	Net income increased by 32.9% to $49.3 million, compared to $37.1 million in fiscal 2014

A reconciliation of the non-GAAP financial measures discussed within this release to our GAAP operating results are included at the end of this release. See also “Non-GAAP Financial Measures.”

London, UK –June 10, 2015: Eros International Plc (NYSE: EROS) (“Eros” or the “Company”), a leading global company in the Indian film entertainment industry, today reported financial results for the fourth quarter and fiscal year ended March 31, 2015.

Eros co-produces, acquires, and distributes Indian films across diversified distribution channels, such as theatrical, television and digital platforms, in 50 different countries, and in over 25 different languages worldwide. The Company has built a unique and valuable library of over 2,300 films and has a dominant market share in the Indian film industry.

Jyoti Deshpande, Eros’ Managing Director and Chief Executive Officer, said “Our fourth quarter and full year results demonstrate the strength and scalability of our business, our dominant leadership position and our ability to capitalize on the growing and underpenetrated Indian media, entertainment and digital industry.”

“Our pre-launch phase of ErosNow has been very successful with 19 million registered users globally, up 35.7% from the 14 million users we announced in February 2015. This increase has occurred during a period when the Company hasn’t even officially launched our marketing campaign, which will kick off this July around the latest exclusive movie premieres (pre-television, post-theatrical window), as well as our original shows. We believe the combination of being an early mover, our unique studio assets, and the high market share of our extensive library positions us to be the leading player in the Indian digital entertainment industry.

“Given the unprecedented growth in ErosNow, we have decided to defer our pay television strategy for the foreseeable future and stay focused on strengthening our position in the vastly exciting OTT (Over the Top) arena. Television licensing revenues continue to be strong on the back of digitization and constitute over 35% of our revenues. Our current strategy is to premiere films on ErosNow and continue to syndicate the films after that window closes to television channels around the world.”

“Our growth from non-Diaspora international markets shows a growing appetite for Bollywood content in many new markets. One of our strongest potential markets, China, with a market size of $4.8 billion and over 23,600 screens, is projected to soon surpass Hollywood as the largest film market in the world. Our latest collaboration agreements with Chinese Film Corp and Shanghai Film Group to co-produce and distribute Sino-Indian films are important steps in maximizing our opportunity in China.”

F-1

“Our first quarter of fiscal year 2016 has started extremely well with the runaway success of Tanu Weds Manu Returns, a medium budget film driven by content and franchise value that is expected to reach a lifetime box office of more than $40 million worldwide. We have a solid slate for the rest of fiscal 2016, underpinned with tent-pole releases around the festive holiday seasons of Eid, Diwali and Christmas. We have strategically pushed out a few of our releases into fiscal year 2017 and have full visibility of the film slate for the next two years. We therefore don’t expect our content capex in fiscal 2016 to exceed $225 million, which is lower than the 267.2 million we spent in fiscal 2015. We also will not spend an additional capex of $50 million previously earmarked for the pay television launch.”

Kishore Lulla, Group Executive Chairman of Eros commented, “By creating the first studio model in India and achieving 20 times growth in the last ten years to now over $100 million in Adjusted EBITDA, Eros has successfully completed its first pioneering effort in transforming the Indian film industry and becoming its global leader. Looking forward, our goal now is to pioneer yet again using the strength of our films and our exciting ErosNow platform to become the leading Indian digital entertainment company globally.”

Operational Highlights

•	We released 65 films in fiscal 2015, of which 44 were Hindi language films and the remaining films were Tamil and other regional languages, as compared to 69 films in fiscal 2014, of which 37 were Hindi language films and the remaining films were Tamil and other regional languages. Of these films in fiscal 2015, 6 were high budget films and 12 were medium budget films, as compared to 4 high budget films and 21 medium budget films in fiscal 2014.

•	Theatrical revenues in fiscal 2015 were strong, with high box office performing Hindi films such as Action Jackson, NH10, Badlapur and the Tamil film Lingaa, as well as the international box office success of Hindi films such as Singham Returns, Ek Villain, and Mary Kom. Theatrical revenues in fiscal 2015 accounted for 41.5% of our revenue at $117.9 million.

•	ErosNow, the Company’s dedicated online entertainment platform offering full-length movies, music, music videos and television shows, now has over 19 million registered users worldwide, consisting of free, transactional and premium users, across all its platforms. This is a 35.7% increase from the 14 million registered users announced at Q3 FY15 earnings.

•	ErosNow is currently available over an increasing number of platforms across India, as the Company recently signed contracts with Asianet Broadband, GTPL, RailTel and Chromecast. Our HBO collaboration comes to its contractual end this June as previously indicated and ErosNow has now secured carriage on most of the leading digital cable platforms.

•	The ErosNow platform has also continued to enhance its content offering with catch-up shows now available from Sony and SAB TV, Colours, Zee TV, Hum TV and several other leading television channels. We have also begun production of several original programs, which will initially be made available on our ErosNow platform. We will launch these exclusive programs in fiscal year 2016, including a 40 episode series, Ponniyin Selvan, based on the successful 20th Century Tamil historical novel of the same name by Kalki Krishnamurthy.

•	In May 2015, the Company announced a deal to co-produce and distribute Sino-Indian Films with three major Chinese corporations: China Film Corporation, Shanghai Film Group and Fudan University in Shanghai. MOUs signed among the parties will allow Eros to promote, co-produce and distribute Sino-Indian films across all platforms in both countries.

•	Earlier this year, the Company announced the creation of Trinity Pictures, led by Ajit Thakur. Eros is very focused on the franchise model for film content and Ajit is working to execute on this strategy. While our acquisition and co-production model is all about scale, portfolio and market share, the Trinity label is all about quality, success rate and building franchises with lasting value, which perfectly complements our overall content strategy.

•	In May 2015, the company announced the appointment of Mr. Prem Parameswaran as Group Chief Financial Officer of Eros International Plc and President of Eros International’s U.S. operations. Mr. Parameswaran succeeds Mr. Andrew Heffernan as Group CFO, who is moving on from the company after nine years of adding value to the company’s foundation and growth. Mr. Parameswaran joins Eros with over 23 years of experience in investment banking, advising clients in the global telecommunications, media and technology sector, including on mergers and acquisitions and public, private equity and debt financings.

•	In fiscal 2015, Rajeev Misra and David Maisel were appointed to the Board of Directors. Rajeev Misra is currently head of Strategic Finance for SoftBank Group, prior to which he was a Senior Managing Director at Fortress Investment Group, where he was head of European Investments. David Maisel has been advisor to Rovio, the owners of Angry Birds, since 2011. Prior to this he served in senior executive positions with Marvel Entertainment from 2003 until 2010 where he conceived and spearheaded the creation of Marvel Studios, the launch of the Iron Man franchise and Marvel’s 2010 sale to The Walt Disney Company.
F-2

•	Eros has entered fiscal year 2016 on a strong note with the release of the much anticipated Tanu Weds Manu Returns, 2015’s first film to reach INR 100 Crore (c.$15 million) and the biggest Indian box office release so far this year, and Dil Dhadakne Do on June 5, 2015. Fiscal year 2016 also includes planned releases on two of three major Indian holidays, with Eid seeing the release of Bajarangi Bhaijaan, and Christmas the release of Bajirao Mastani. Other high profile releases in the year include Bangistan, Hero, Singh is Bling and a slate of Tamil, Telugu and Malayalam films.

Eros International Plc Financial Highlights:

	Three Months Ended March 31			Fiscal Ended March 31
(dollars in millions)	2015	2014	% change	2015	2014	% change

Revenue	$88.5	$63.3	39.8%	$284.2	$235.5	20.7%

Gross profit	40.5	21.7	86.6%	128.4	102.5	25.3%

Operating profit	24.9	7.6	227.6%	78.9	59.9	31.7%

Adjusted EBITDA(1)	30.0	13.1	129.0%	101.2	80.2	26.2%

(1) Reconciliations of the non-GAAP financial measures discussed within this release to our GAAP operating results are included at the end of this release. See also “Non-GAAP Financial Measures.”

Constant currency comparable revenues for the three months and twelve months ended March 31, 2014 are $62.9 million and $232.2 million, respectively, based on the average rates of exchange for the three and twelve months ended March 31, 2014. In the three and twelve months ended March 31, 2014, the average rate of exchange used to convert Indian Rupee to U.S. dollars were INR61.2 to $1.00 and INR 60.5 to $1.00, respectively.

Financial Results for the Three and Twelve Months Ended March 31, 2015

Revenue

Revenue increased by 39.8%, or $25.2 million, in the three months ended March 31, 2015, compared to $ 63.3 in the prior year period. For fiscal year 2015, revenue increased 20.7% to $284.2 million, compared to $235.5 million in fiscal year 2014. Eros released 22 new films in the three months ended March 31, 2015, of which one was high budget film and four were medium budget films, compared to 29 new films in the prior year period, of which two were high budget films and three were medium budget films. Eros released 65 new films in the twelve months ended March 31, 2015, of which six were high budget films and 12 were medium budget films, compared to 69 in the twelve months ended March 31, 2014, of which four were high budget films and 21 were medium budget films:

	Fiscal Year 2015
	Three months ended				Twelve months ended
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	Total
High budget film releases	1	3	1	1	6
Medium budget film releases	4	2	3	3	12
Low budget film releases	17	8	17	5	47
Total new film releases	22	13	21	9	65

	Fiscal Year 2014
	Three months ended				Twelve months ended
	March 31, 2014	December 31, 2014	September 30, 2013	June 30, 2013	Total
High budget film releases	2	2	—	—	4
Medium budget film releases	3	7	5	6	21
Low budget film releases	24	5	5	10	44
Total new film releases	29	14	10	16	69

F-3

The Company’s primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the three months ended March 31, 2015, the aggregate revenues from theatrical, television syndication and digital and ancillary were $44.0 million, $25.8 million and $18.7 million, respectively, compared to $29.6 million, $15.3 million and $18.4 million, respectively, for the three months ended March 31, 2014. For the twelve months ended March 31, 2015, the aggregate revenues from theatrical, television syndication and digital and ancillary were $123.1 million, $101.2 million and $59.9 million respectively, compared to $107.5 million, $80.3 million and $47.7 million, respectively, for the twelve months ended March 31, 2014.

For fiscal year 2015, our revenue growth was driven partly by an increase in theatrical revenue. The growth in our theatrical revenue reflected in particular the success of our globally released Hindi films, Action Jackson, Badlapur, NH10 and Lingaa, and international releases such as Singham Returns, Ek Villain and Mary Kom. Television syndication revenue remained strong in fiscal year 2015, with an over 50% increase quarter-on-quarter, with our high and medium budget films helping us syndicate attractive bundles of new and library films.

We derived approximately 51.5% of our fiscal year 2015 revenues from the exploitation of our films in territories outside of India. This percentage is calculated (as required under International Financial Reporting Standards) based on where the customer who entered into a contract with any of our entities is based and not strictly on the geography of the rights being exploited or licensed. Accordingly, this may not be reflective of the potential of any given market because it is not necessarily reflective of where the films are actually distributed. As a result, our revenue by customer location may vary year on year.

Revenue by customer location from India decreased 17.7% to $25.5 million in the three months ended March 31, 2015, compared to $31.0 million in the three months ended March 31, 2014, attributable to a reduction in revenue as a result of the translation impact due to exchange rate movement, together with the impact of changes in customer location for revenue related to the India market but accounted for as derived outside of India. In the twelve months ended March 31, 2015, revenue by customer location in India decreased 6.9% to $109.5 million, compared to $117.6 million in the twelve months ended March 31, 2014.

Revenue from Europe was negative $1.7 million in the three months ended March 31, 2015, compared to positive $4.4 million in the three months ended March 31, 2014 due to reclassification of geography in the previous quarter. In the twelve months ended March 31, 2015, revenue from Europe increased 58.1% to $35.1 million, compared to $22.2 million in the twelve months ended March 31, 2014.

Revenue from North America increased 34.8% to $6.7 million in the three months ended March 31, 2015, compared to $4.9 million in the three months ended March 31, 2014. In the twelve months ended March 31, 2015, revenue from North America increased 36.4% to $19.1 million, compared to $14.0 million in the twelve months ended March 31, 2014.

Revenue from the rest of the world increased 153.8% to $58.0 million in the three months ended March 31, 2015, compared to $22.9 million in the three months ended March 31, 2014. In the twelve months ended March 31, 2015, revenues from the rest of the world increased 47.7% to $120.5 million, compared to $81.6 million in the twelve months ended March 31, 2014.

Cost of sales

Cost of sales increased by 17.2% or $22.8 million in fiscal year 2015, compared to $ 132.9 million in fiscal year 2014. The increase was primarily due to increase in film amortization costs of $17.7 million driven by a higher investment in our new release slate as compared to fiscal year 2014, alongside the cumulative impact of amortization costs associated with our larger film library. Other costs of sales, which principally consist of advertising, overages and print costs, increased by $4.9 million, reflecting increased advertising costs associated with the increase in high budget film releases in fiscal year 2015 compared to fiscal year 2014, offset by reduced print and associated distribution costs due to increased usage of digital distribution methods.

Gross profit

Gross profit increased $18.8 million in the three months ended March31, 2015 and increased by 25.3% or $25.9 million in fiscal year 2015 primarily due to the improved margins reflecting the higher than proportionate increase in revenues, relative to the lower cost of the mix of new film releases. As a percentage of revenues our gross profit margin increased to 45.2% in fiscal year 2015 from 43.5% in fiscal year 2014.

Adjusted EBITDA

Adjusted EBITDA was $30.0 million in the three months ended March 31, 2015, compared to $13.1 million in the three months ended March 31, 2014, an increase of 129.0%. The increase reflects the increased gross profit in the period offset partially by higher administrative costs as the Company invests in growing its digital revenues. In the fiscal year ended March 31, 2015, Adjusted EBITDA was $101.2 million, compared to $80.2 million in the fiscal year ended March 31, 2014, an increase of 26.2%.

F-4

Working capital

Net cash from operating activities in fiscal year 2015 was $107.2 million, compared to $132.5 million in fiscal year 2014, a decrease of $25.3 million, or 19.1%. There was an increase in working capital of $69.9 million in fiscal year 2015, primarily due to an increase in trade receivables of $60.6 million and a decrease of $9.2 million in trade payables, compared to a $0.9 million increase in trade payables and an increase in trade receivables of $60.6 million in fiscal year 2015. The increase in trade receivables reflects the impact of the increase in revenues, the inclusion of certain recoverable film content advances within trade receivables and certain syndication sales payment profiles.

Content

Content investment comprises film and content rights of $479.0 million and content advances of $240.3 million as at March 31, 2015, compared to $397.7 million and $180.0 million, respectively, as at March 31, 2014.

Conference Call

Eros will host a conference call today at 8:30 a.m. ET. To access the call please dial (646) 254-3369 from the United States, or 44 (0) 20 3364 5728 from outside the U.S. The conference call I.D. number is 3890801. Participants should dial in 5 to 10 minutes before the scheduled time and must be on a touch-tone telephone to ask questions.

A replay of the call can be accessed through June 23, 2015 by dialing (347) 366 9565 from the U.S., or 44 (0) 20 3427 0598 from outside the U.S. The conference call I.D. number is 3890801.

This call will also be available as a live webcast which can be accessed at Eros’ Investor Relations website.

Non-GAAP Financial Measures

Net Income

The Company uses the term Net Income, as the International Financial Reporting Standards (“IFRS”) define the term as synonymous with profit for the period.

Adjusted EBITDA

In addition to the results prepared in accordance with International Financial Reporting Standards ("IFRS") provided in this release, the Company has presented Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (“Adjusted EBITDA”). The company uses Adjusted EBITDA along with other IFRS measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs), adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs relating to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that Adjusted EBITDA is useful to investors in evaluating our results of operations because these measures:

• are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

• help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

• are used by our management team for various other purposes, including presentations to our board of directors as a basis for strategic planning and forecasting.

See the supplemental financial schedules for a reconciliation of Adjusted EBITDA to Net Income.

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Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this press release and in related comments by Eros’ management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this press release. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros’ control, including but not limited to market conditions and economic conditions. Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption “Risk Factors” in Eros’ Prospectus dated July 9, 2014 filed with the U.S. Securities and Exchange Commission. Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros’ actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Seasonality

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc was the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has a competitive advantage through its extensive and growing movie library comprising of over 2,300 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. Eros International has built a dynamic business model by combining the release of new films every year with the exploitation of its film library. For further information please visit: www.erosplc.com

Eros International Plc

Mark Carbeck

Chief Corporate and Strategy Officer

44 (207) 258 9909

Email: mark.carbeck@erosintl.com

Media:

Sloane & Company
Whit Clay, 212-446-1864
Email: wclay@sloanepr.com

F-6

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31, 2015 AND 2014

	As at March 31
	2015	2014
	(in thousands)
ASSETS
Non-current assets
Property, plant and equipment	$9,272	$10,166
Goodwill	1,878	1,878
Intangible assets — trade name	14,000	14,000
Intangible assets — content	719,214	577,704
Intangible assets — others	2,204	1,515
Available-for-sale financial assets	29,917	30,340
Trade and other receivables	5,692	12,056
Other non - current assets	613	—
Deferred tax assets	151	77
Total non-current assets	$782,941	$647,736

Current assets
Inventories	$475	$566
Trade and other receivables	209,676	111,649
Current tax receivable	455	611
Cash and bank balances	155,986	145,449
Total current assets	366,592	258,275

Total assets	$1,149,533	$906,011

LIABILITIES
Current liabilities
Trade and other payables	$29,453	$31,611
Short-term borrowings	96,397	92,879
Current tax payable	2,631	4,090
Total current liabilities	$128,481	$128,580

Non-current liabilities
Long-term borrowings	$218,273	$165,254
Other long term liabilities	354	393
Derivative financial instruments	19,284	11,483
Deferred tax	27,086	22,260
Total non-current liabilities	$264,997	$199,390

Total liabilities	$393,478	$327,970

EQUITY
Share capital	$30,622	$26,322
Share premium	345,385	223,333
Reserves	389,681	342,856
Other components of equity	(43,091)	(39,315)
JSOP reserve	(24,475)	(25,505)
Equity attributable to equity holders of Eros International Plc	$698,122	$527,691

Non-controlling interest	57,933	50,350
Total equity	$756,055	$578,041
Total liabilities and shareholder's equity	$1,149,533	$906,011

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EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS INCOME

(Unaudited; in thousands, except per share amounts)

	Three Months Ended March 31,		Twelve Months Ended March 31,
	2015	2014	2015	2014
Revenue	$88,493	$63,296	$284,175	$235,470
Cost of sales	(47,984)	(41,574)	(155,777)	(132,933)
Gross profit	40,509	21,722	128,398	102,537
Administrative cost	(15,649)	(14,144)	(49,546)	(42,680)
Operating profit	24,860	7,578	78,852	59,857
Financing costs	(2,348)	(2,773)	(10,791)	(9,910)
Finance income	1,361	1,101	4,930	2,393
Net finance costs	(987)	(1,672)	(5,861)	(7,517)
Other (losses)/gains	(4,713)	(1,772)	(10,483)	(2,353)
Profit before tax	19,160	4,134	62,508	49,987
Income tax expense	196	2,256	(13,178)	(12,843)
Profit for the period	$19,356	$6,390	$49,330	$37,144

Attributable to:
Equity holders of Eros International Plc	$17,387	$5,285	$40,344	$29,861
Non-controlling interest	1,969	1,105	8,986	7,283

Earnings per share(cents)
Basic earnings per share	30.5	11.7	74.3	65.5
Diluted earnings per share	29.9	11.6	72.5	65.2

F-8

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND LOSS

(Unaudited; in thousands)

	Three Months Ended March 31,		Twelve Months Ended March 31,
	2015	2014	2015	2014

Profit for the period	19,356	$6,390	$49,330	$37,144

Other comprehensive income (loss):
Items that will be subsequently reclassified to profit and loss
Impairment loss of available-for-sale financial assets	820	—	820	—
Exchange differences on translating foreign operations	1,754	3,836	(7,247)	(15,706)
Reclassification of cash flow hedge to income statement	201	308	804	1,233
1
Total other comprehensive (loss)/income for the period	$2,775	$4,144	$(5,623)	$(14,473)
Total comprehensive income for the period net of tax	$22,131	$10,534	$43,707	$22,671
1
Attributable to:
Equity holders of Eros International Plc	$19,502	$8,174	$36,566	$19,978
Non-controlling interest	2,629	2,360	7,141	2,693

F-9

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2015, AND 2014

	2015	2014

Cash flow from operating activities
Profit before tax	$62,508	$49,987
Adjustments for:
Depreciation	1,094	789
Share based payment	21,915	18,421
Amortization of intangible film rights and related content	117,254	99,620
Amortization of other intangible assets	610	578
Other non-cash items	14,596	(308)
Net finance costs	5,861	7,517
Changes in trade and other receivables	(92,604)	(32,038)
Changes in inventories	67	216
Changes in trade payables	(8,315)	927
(Profit)/loss on sale of property, plant and equipment	(9)	7
Cash generated from operations	122,977	145,716
Interest paid	(6,929)	(9,656)
Income taxes paid	(8,800)	(3,528)
Net cash generated from operating activities	$107,248	$132,532

Cash flows from investing activities
Advance given to an undertaking	$(2,465)	$—
Purchase of property, plant and equipment	(512)	(102)
Proceeds from disposal of property, plant and equipment	30	12
Purchase of intangible film rights and related content	(267,269)	(163,150)
Purchase of intangible assets others	(1,322)	(112)
Interest received	4,198	2,332
Net cash used in investing activities	$(267,340)	$(161,020)

Cash flows from financing activities
Proceeds from disposal of subsidiary shares	$1,477	$—
Net proceeds from issue of share capital, net of transaction costs $6,057 (2014: $Nil)	110,019	50,608
Proceeds in respect of prospective allotment of shares	—	150
Proceeds from issue out of treasury shares	888	—
Repayment of short term debt (net)	6,459	10,474
Proceeds from long-term borrowings, net of transaction costs of $1,790 (2014: $Nil)	85,055	29,830
Repayment of long-term borrowings	(28,610)	(21,665)
Net cash generated from financing activities	$175,288	$69,397
Net (decrease)/increase in cash and cash equivalents	15,196	40,909
Effects of exchange rate changes on cash and cash equivalents	(4,661)	(3,102)
Cash and cash equivalents at beginning of year	145,449	107,642
Cash and cash equivalents at end of year	$155,984	$145,449

F-10

Supplemental Financial Data

1. Revenue by customer location

	Three months ended March 31,		Twelve months ended March 31,
	2015	2014	2015	2014
	(in thousands)
Revenue by customer location
India	$25,539	$31,033	$109,513	$117,647
Europe	(1,735)	4,375	35,146	22,245
North America	6,663	4,942	19,052	14,017
Rest of the world	58,026	22,945	120,464	81,561
Total Revenue	$88,493	$63,295	$284,175	$235,470

2.	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

	Nominal		As at March 31
	Interest Rate	Maturity	2015	2014
			(in thousands)
Asset backed borrowings
Term Loan	BPLR+2.75%	2014-15	$—	$165
Term Loan	13.3 - 15.0%	2014-15	—	645
Term Loan	10.0 - 16.0%	2014-15	147	38
Term Loan	BPLR+1.8%	2016-17	12,032	16,650
Term Loan	BPLR+2.75%	2017-18	2,974	4,384
Term Loan	BPLR+2.75%	2018-19	—	2,679
Term Loan	13.1%	2019-20	10,690	—
			$25,843	$24,561

Other borrowings	10.5%	2021-22	$8,013	$8,516
Retail bond	6.5%	2021-22	74,228	—
Revolving facility	LIBOR +1.90%- 2.90% and Mandatory Cost	2016-17	141,250	158,750
			$223,491	$167,266

Nominal value of borrowings			$249,334	$191,827
Cumulative effect of unamortized costs			(2,822)	(1,716)
Installments due within one year			(28,239)	(24,857)
Long-term borrowings — at amortized cost			$218,173	$165,254

In October 2014, Eros completed an offering of 6.50% Retail Bonds (due 2021) (the “Offering”), on the London Stock Exchange (“LSE”), raising £50,000,000 GBP (USD $77,930,000) in total proceeds net of transaction cost of approximately £1.2 million (USD $1,791,000). Interest on these bonds is payable biannually on April 15 and October 15 each year. At March 31, 2015, the retail bond had a fair value of $71,315,000. Fair value of the retail bond has been determined using quoted prices from the LSE. Carrying amount of short term borrowings approximates fair value.

Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Fair value of the long term borrowings as at March 31, 2015 is $233,450,000, compared to $179,106,000 as at March 31, 2014. Fair values of long-term financial liabilities have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group.

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3.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
A ordinary shares of 30p each at March 31, 2015 and March 31, 2014	57,778,113	17,333
B ordinary shares of 30p each at March 31, 2015 and March 31, 2014	25,555,220	7,667

	Number of Shares			USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	Ordinary 10p Shares	(in thousands)
As at March 31, 2013	—	—	124,317,367	22,653
Issue of shares on August 12, 2013	—	—	1,431,000	221
Issue of shares on September 18, 2013	—	—	5,029,935	800
Three-for-one stock split and conversion on November 18, 2013	18,037,710	25,555,220	(130,778,302)	23,674
Issue of shares on November 18, 2013	5,481,630	—	—	2,648
As at March 31, 2014	23,519,340	25,555,220	—	26,322
Issue of shares on July 15, 2014	6,675,000	—	—	3,434
Issue of shares on July 23, 2014	112,445	—	—	58
Issue of shares on September 10, 2014	36,000	—	—	18
Issue of shares on November 24, 2014	331,551	—	—	156
Issue of shares on November 25, 2014	668,449	—	—	315
Issue of shares on December 1, 2014	487,500	—	—	246
Issue of shares on January 16, 2015	18,600	—	—	9
Issue of shares on March 10, 2015*	133,603	—	—	64
As at March 31, 2015	31,982,488	25,555,220	—	30,622

On April 24, 2012, the shareholders approved resolutions effecting certain amendments to the authorized and issued share capital to effect a three-for-one split of the Company’s share capital, pursuant to which each ordinary share of the Company was subdivided into 3 shares at a par value of GBP 0.30 per share on November 18, 2013 in connection with the Company’s initial public offering in the United States. Immediately prior to our listing on the NYSE, all the outstanding ordinary shares were converted into 18,037,710 ‘A’ ordinary shares and 25,555,220 ‘B’ ordinary shares. ‘B’ ordinary shares are held by Beech Investments Limited, Olympus Foundation, Arjan Lulla, Kishore Lulla, Vijay Ahuja and Sunil Lulla (collectively, the “Founders Group”). ‘B’ ordinary shares are entitled to ten votes each and ‘A’ ordinary shares are entitled to one vote each on all matters upon which the ordinary shares are entitled to vote. All other rights of the A and B ordinary shares are the same.

On July 9, 2014, Eros completed a follow-on offering on the NYSE of 6,787,445 shares at a price of $14.50 per share, raising $92.3 million in new capital, net of transaction costs of $6.1 million.

On September 9, 2014, 36,000 ‘A’ ordinary shares were issued at $15.97 per share to fulfill an award to certain non-executive Directors.

On September 23 and November 17, 2014, the Company received $10,000,000 and $6,193,000 in respect of a prospective issue of ‘A’ ordinary shares. 331,551 and 668,449 shares were subsequently issued on November 24 and 25 at $14.96 and $18.68 per share. The shareholder was subsequently appointed as a Director on December 1, 2014.

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ Ordinary share awards with a fair market value of $14.95 per option, to certain executive directors and members of senior management. These awards vest subject to certain share price conditions being met on or before May 31, 2015 and the employee remaining in service until May 31, 2015. Subsequently on meeting the share price condition, 487,500 of the 525,000 shares were issued on December 1, 2014, subject to condition of the employee remaining in service until May 31, 2015. None of the awards were forfeited during the period.

Effective November 30, 2014, the Company entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 18,600 ‘A’ ordinary share awards. The shares were issued on January 16, 2015 and recorded at $21.53 per share, the closing price at the effective date of the settlement agreement.

*On March 10, 2015, the Company received $1,469,633 in respect of the exercise of 133,603 ‘A’ ordinary share options. These shares were subsequently issued on May 8, 2015

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4.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending		Twelve months ending
	March 31,		March 31,
	2015	2014	2015	2014
	(in thousands)		(in thousands)
JSOP	$299	$91	$1,603	1,075
IPO India Plan	425	108	869	499
Management Scheme (staff share grant)	4,871	4,501	19,443	16,847
	$5,595	4,700	$21,915	$18,421

5.	EARNINGS PER SHARE

	Three months ended March31,				Twelve months ended March 31,
	2015		2014		2015		2014
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings attributable to the equity holders of the parent	$17,387	17,387	$5,285	5,285	$40,344	40,344	29,861	$29,861
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(112)	—	(28)	—	(531)	—	(141)
Adjusted earnings/loss attributable to equity holders of the parent	$17,387	17,275	$5,285	5,257	$40,344	39,813	$29,861	$29,720
Number of shares
Weighted average number of shares	56,930,664	56,930,664	45,060,740	45,060,740	54,227,849	54,227,849	45,590,242	45,590,242
Potential dilutive effect related to share based compensation scheme	—	854,821	—	16,525	—	649,726	—	16,525
Adjusted weighted average number of shares	56,930,664	57,785,485	45,060,740	45,077,265	54,227,849	54,877,575	45,590,242	45,606,767
Earnings per share
Earning attributable to the equity holders of the parent per share (cents)	30.5	29.9	11.7	11.6	74.3	72.5	65.5	65.2

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6.	OTHER LOSSES AND GAINS

	Three months ended March 31,		Twelve months ended March 31,
	2015	2014	2015	2014
	(in thousands)
(Gains)/losses on disposal of property, plant and equipment	$(6)	$2	$(9)	$7
Net foreign exchange losses/(gains)	957	(280)	1,324	(647)
Net losses/(gains) on held for trading financial liabilities	2,481	1,785	7,801	(5,176)
Transaction costs related to equity transactions	(25)	265	61	8,169
Impairment loss on available-for-sale financial assets	1,307	—	1,307	—
	$4,714	1,772	$10,484	$2,353

The net losses/(gains) on held for trading financial liabilities in the three and twelve months ended March 31, 2015 principally relate to derivative instruments not designated in a hedging relationship.

7.	SIGNIFICANT NON-CASH EXPENSES

Significant non-cash expenses were as follows, except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization.

	Twelve months ended March 31,
	2015	2014
	(in thousands)
Net loss/(gain) on held for trading financial liabilities	$7,801	$(5,177)
Impairment loss on available-for-sale financial assets	1,307	—
Impairment of assets	5,253	4,081
Others	235	788
	$14,596	$(308)

PROPOSED ACQUISITION

On June 9, 2014, our subsidiary EIML executed a binding term sheet (the “Term Sheet”) to acquire a controlling stake in Universal Power Systems Private Limited (“Techzone”), a company involved in mobile value added services that has a billing integration in place with major telecom operators in India. EIML has made an advance of $2.5 million to Techzone ahead of completion of the transaction to provide working capital. Subsequently, EIML has entered into a share purchase agreement (the “Share Purchase Agreement”) dated February 24, 2015 with Techzone and its promoters to acquire the entire shareholding of Techzone from its promoters (the “Transaction”). The Transaction will be consummated upon receipt of applicable regulatory approvals and fulfillment of other closing conditions listed in the Share Purchase Agreement.

F-14

NON GAAP- FINANCIAL MEASURES

Adjusted EBITDA

	Three months ended March 31,		Twelve months ended March 31,
	2015	2014	2015	2014
	(in millions)
Net income	$19.4	$6.4	$49.3	$37.1
Income tax expense	(0.2)	(2.3)	13.2	12.8
Net finance costs	1.0	1.6	5.9	7.5
Depreciation	0.2	0.3	1.1	0.8
Amortization (1)	0.2	0.3	0.6	0.6
Share based payments (2)	5.6	4.7	21.9	18.4
Net losses/(gains) on held for trading financial liabilities	2.5	1.8	7.8	(5.2)
Impairments	1.3	—	1.3	—
Transaction costs related to equity transactions	—	0.3	0.1	8.2
Adjusted EBITDA	$30.0	$13.1	$101.2	$80.2

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

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